                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*


                            Jerry's Famous Deli, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, No Par Value
           --------------------------------------------------------
                          (Title of Class of Securities)

                                 1208 099 430
           --------------------------------------------------------
                                 (CUSIP Number)

                           Robert S. Barry, Jr., Esq.
                                 Loeb & Loeb LLP
         10100 Santa Monica Boulevard, Suite 2100, Los Angeles, CA 90067
                                (310) 282-2000
     ----------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 July 3, 2000
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  6  Pages
                                        ---

CUSIP No. 1208 0999 430               13D                 Page  2  of  6  Pages
          -------------                                        ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Mitchell Equity Investments, a California limited partnership
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     California
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power              482,142
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power              482,142
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     482,142 shares
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     10.32%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 1208 0999 430               13D                 Page  3  of  6  Pages
          -------------                                        ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Edward D. and Anna Mitchell Family Foundation
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power               83,333
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power               83,333
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     83,333 shares
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     1.7833%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                                          Page  4   of 6  Pages
                                                               ---    ---

ITEM 1.  SECURITY AND ISSUER

     This statement on Schedule 13D relates to the common stock, no par value per share (the "Common Stock"), of Jerry's Famous Deli, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 12711 Ventura Boulevard, Suite 400, Studio City, California 91604.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) This statement is filed by Mitchell Equity Investments, Inc., a California limited partnership ("MEI") and the Edward D. and Anna Mitchell Family Foundation, a Delaware nonprofit corporation (the "Foundation"). The general partners of MEI are Jonathan E. Mitchell and Joseph N. Mitchell, trustee of the Mitchell Family Trust. The directors and officers of the Foundation are as follows:

     Joseph N. Mitchell         Director                     Chairman
     Jonathan E. Mitchell       Director                     President
     Kayla Mitchell             Director                     Vice President
     Daniel R. Attias           Director                     Secretary/Treas.

     MEI and the Foundation are sometimes hereinafter referred to as the "Reporting Persons".

     (b) The address of MEI, the Foundation, Jonathan E. Mitchell, Joseph N. Mitchell and R. Kayla Mitchell is 6310 San Vicente Boulevard, Suite 500, Los Angeles, California 90048. The address of Daniel R. Attias is 534 23rd Street, Santa Monica, California 90402.

     (c) The principal business of each of the individuals named above other than Daniel R. Attias is the investment business. Daniel R. Attias is a television producer and director.

     (d) None of the Reporting Persons nor, to the best of their knowledge, any of the individuals named above, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons nor, to the best of their knowledge, any of the individuals named above, has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Each of the individuals named above is a United States citizen.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Reporting Persons have invested an aggregate $2,242,945 in the securities of the Company. The source of such funds is working capital.

ITEM 4.  PURPOSE OF TRANSACTION

     The securities of the Company were acquired for investment purposes.
The Reporting Persons desire to seek privitization of the Company. While there have been discussions regarding privatization of the Company, there exist no written or oral agreements or understandings in this regard with any other shareholder of the Company.

                                                          Page  5   of 6  Pages
                                                               ---    ---

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     The table below sets forth the aggregate number of shares and percentage of the Company's outstanding shares beneficially owned by each Reporting Person. Each person listed has sole voting and dispositive power over all shares listed opposite his name. Any of the aforementioned persons whose names do not appear in the Table below do not, to the best of each Reporting Person's knowledge, beneficially own any shares of the Company.

     Since its last filing on Schedule 13D with respect to shares of common stock of the Company, Mitchell Equity Investments has acquired 46,800 shares of the common stock in open market transactions over NASDAQ at purchase prices ranging between $3.00 and $3.74 per share. Mitchell Equity Investments also acquired 202,509 shares of common stock of the Company in a private transaction on July 10, 2000 at a purchase price of $4.50 per share. Such shares are currently in escrow. The Edward D. and Anna Mitchell Family Foundation has not acquired any shares of the common stock of the Company since its last filing on Schedule 13D respecting shares of the common stock of the Company.



                                                                BENEFICIAL OWNERSHIP
                                                                ---------------------
                                                         NUMBER OF               PERCENTAGE
                                                          SHARES                  OF TOTAL
                                                       ------------             -------------
Mitchell Equity Investments.........................       482,142                    10.32%
Edward D. and Anna Mitchell Family Foundation.......        83,333                   1.7833%



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     None

                                                          Page  6   of 6  Pages
                                                               ---    ---

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Mitchell Equity Investments, a California general partnership

                                       July 10, 2000
                                       ----------------------------------------
                                       (Date

                                       /s/ JONATHAN E. MITCHELL
                                       ----------------------------------------
                                       (Signature)

                                       Jonathan E. Mitchell, General Partner
                                       ----------------------------------------
                                       (Name/Title)



                                       Edward D. and Anna Mitchell Family
                                       Foundation, a Delaware nonprofit
                                       corporation

                                       July 10, 2000
                                       ----------------------------------------
                                       (Date

                                       /s/ JONATHAN E. MITCHELL
                                       ----------------------------------------
                                       (Signature)

                                       Jonathan E. Mitchell, President
                                       ----------------------------------------
                                       (Name/Title)